EXHIBIT 99.1

Caledonia Mining Corporation Plc: Purchase of Securities by Directors

ST HELIER, Jersey, Sept. 28, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it received notice yesterday that non-executive directors of the Company have purchased securities as follows:

  Mr Leigh Wilson - 5,500 shares of no par value in the Company at a price per share of USD8.92.
  Mr Johan Holtzhausen - 1,025 depositary interests representing the same number of common shares of no par value in the Company at a price per depositary interest of GBP8.35.

Following these transactions, Mr Wilson has an interest in 45,500 shares in the Company representing approximately 0.35% of the issued share capital of Caledonia; and Mr Holtzhausen has an interest in 22,050 shares in the Company representing approximately 0.17% of the issued share capital of Caledonia. Further details of the transactions are set out below.

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cenkos Securities plc (Nomad and Joint Broker) Neil McDonald Pearl Kellie	Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR (UK) Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Leigh Wilson
2	Reason for the notification
a)	Position/status	Non-executive director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value G1757E113
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		USD8.92	5,500
d)	Aggregated information - Aggregated volume - Price	5,500 USD8.92
e)	Date of the transaction	27 September 2022
f)	Place of the transaction	NYSE American LLC

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED  WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Johan Holtzhausen
2	Reason for the notification
a)	Position/status	Non-executive director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Depositary interests representing common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 8.35	1,025
d)	Aggregated information - Aggregated volume - Price	1,025 GBP8.35 each
e)	Date of the transaction	27 September 2022
f)	Place of the transaction	AIM of the London Stock Exchange plc